Exhibit 99.1

Resolutions

RESOLVED, that each fidelity bond written by Chubb Insurance Company (the “Bond”) for the policy year ending August 19, 2007 on behalf of each Fund, substantially in the form presented to the Board, which coverage is to be maintained on behalf of each Fund in the following amounts:

Name of Fund	Amount of Coverage
Aetos Capital Multi-Strategy Arbitrage Fund, LLC	$750,000
Aetos Capital Distressed Investment Strategies Fund, LLC	$450,000
Aetos Capital Long/Short Strategies Fund, LLC	$900,000
Aetos Capital Market Neutral Strategies Fund, LLC	$525,000
Aetos Capital Opportunities Fund, LLC	$525,000

be, and it hereby is, approved by the Board, and separately by the Board members who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended) of the Fund (the “Independent Managers”); and further

RESOLVED, that it is the finding of the Board, including a majority of the Independent Managers, that the Bond covering, among others, officers and employees of Aetos Alternatives Management, LLC, the Fund’s Investment Manager, is in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolios; and further

RESOLVED, that the Investment Manager be, and it hereby is, designated to make the filings with, and notification to, the Securities and Exchange Commission, as required under Rule 17g-1 under the 1940 Act, and that the Investment Manager be, and it hereby is, charged with monitoring the adequacy of the Bond in light of the aggregate assets of the Fund, and notifying the Board as necessary to consider increasing the Bond in light of the then current assets of the Fund.